Exhibit 99.2

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	December 31, 2018	December 31, 2017
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	105,580	48,099
Prepayments and other receivables	1,544	2,064
Social security and other taxes	1,243	396

Total current assets	108,367	50,559

Property, plant and equipment	1,864	2,505
Intangible assets	—	39

Total assets	110,231	53,103

Equity and liabilities
Equity
Equity attributable to owners of the Company	92,915	39,363
Non-controlling interests	(230)	(38)
Total equity	92,685	39,325

Current liabilities
Borrowings	—	1,960
Trade payables	135	546
Social security and other taxes	—	1,019
Pension premiums	7	—
Deferred income	545	347
Other current liabilities	7,473	4,622

Total current liabilities	8,160	8,494

Borrowings	9,386	5,284

Total liabilities	17,546	13,778

Total equity and liabilities	110,231	53,103

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended December 31,		Year ended December 31,
	2018	2017	2018	2017
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Other income	1,333	511	5,761	1,495

Research and development costs	(9,542)	(8,345)	(29,514)	(31,153)
General and administrative costs	(4,640)	(2,891)	(12,540)	(10,840)

Total operating costs	(14,182)	(11,236)	(42,054)	(41,993)

Operating result	(12,849)	(10,725)	(36,293)	(40,498)
Finance income and expense	(128)	(586)	(792)	(3,175)

Result before corporate income taxes	(12,977)	(11,311)	(37,085)	(43,673)
Income taxes	—	—	(1)	(2)

Result for the period	(12,977)	(11,311)	(37,086)	(43,675)
Other comprehensive income	(13)	37	(28)	151

Total comprehensive income	(12,990)	(11,274)	(37,114)	(43,524)

Result attributable to
Owners of the Company	(12,944)	(11,283)	(36,894)	(43,637)
Non-controlling interests	(33)	(28)	(192)	(38)
	(12,977)	(11,311)	(37,086)	(43,675)
Share information
Weighted average number of shares outstanding(1)	38,809,784	28,695,362	34,052,520	25,374,807

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share(1)	(0.33)	(0.39)	(1.09)	(1.72)
Diluted loss per share(1)	(0.33)	(0.39)	(1.09)	(1.72)

(1)         For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2017	23,346,856	934	123,597	4,353	(15)	(75,733)	53,136	—	53,136
Result for the period	—	—	—	—	—	(43,637)	(43,637)	(38)	(43,675)
Other comprehensive income	—	—	—	—	151	—	151	—	151
Recognition of share-based payments	—	—	—	4,024	—	—	4,024	—	4,024
Issue of ordinary shares	8,573,975	343	25,342	—	—	—	25,685	—	25,685
Issue of treasury shares	4,503,149	180	(180)
Share options exercised	1,034	0	4	—	—	—	4	—	4

Balance at December 31, 2017	36,425,014	1,457	148,763	8,377	136	(119,370)	39,363	(38)	39,325

Balance at January 1, 2018	36,425,014	1,457	148,763	8,377	136	(119,370)	39,363	(38)	39,325
Result for the period	—	—	—	—	—	(36,894)	(36,894)	(192)	(37,086)
Other comprehensive income	—	—	—	—	(28)	—	(28)	—	(28)
Recognition of share-based payments	—	4	2,185	3,224	—	—	5,413	—	5,413
Issue of ordinary shares	6,724,973	265	83,926	—	—	—	84,191		84,191
Issue of treasury shares	(226,098)
Share options lapsed		—	—	(97)	—	97
Share options exercised	226,098	—	870	(724)	—	724	870	—	870

Balance at December 31, 2018	43,149,987	1,726	235,744	10,780	108	(155,443)	92,915	(230)	92,685

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Year
	ended December 31,		ended December 31,
	2018	2017	2018	2017
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(12,978)	(11,274)	(37,086)	(43,675)
Adjustments for:
— Depreciation	267	258	992	1,065
— Share-based compensation	979	934	3,224	4,024
— Financial income and expenses	128	586	792	3,175
— Net foreign exchange gain / (loss)	(13)		(28)	151

Changes in working capital	220	703	1,294	164
Cash used in operations	(11,397)	(8,793)	(30,812)	(35,096)

Corporate income tax paid	—	—	—	(2)
Interest received/(paid)	105	78	130	147

Net cash used in operating activities	(11,292)	(8,715)	(30,682)	(34,951)

Cash flow from investing activities
Purchases of intangible assets	—	—	—	—
Purchases of property, plant and equipment	(27)	(10)	(312)	(121)

Net cash used in investing activities	(27)	(10)	(312)	(121)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	2,085	16,923	86,380	25,685
Proceeds from exercise of share options	210	3	870	4
Proceeds from borrowings	163	100	264	301
Proceeds from convertible loans	702	500	1,132	650

Net cash generated by financing activities	3,160	17,526	88,646	26,640

Net increase/(decrease) in cash and cash equivalents	(8,159)	8,801	57,652	(8,432)

Currency effect cash and cash equivalents	23	(444)	(171)	(2,669)
Cash and cash equivalents, at beginning of the period	113,716	39,742	48,099	59,200

Cash and cash equivalents at the end of the period	105,580	48,099	105,580	48,099